UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                                (Amendment No. 2)


                               Avanex Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   05348W 10 9
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                                 (CUSIP Number)

                                                Denise A. Hauselt, Esq.
Deborah McLean Quinn, Esq.              Secretary and Assistant General Counsel
Nixon Peabody LLP                               Corning Incorporated
Clinton Square Suite 1300                       One Riverfront Plaza
Rochester, New York 14604                    Corning, New York 14830-0001
Telephone: 716-263-1307                         Telephone: 607-974-9000
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
 Communications)

                                December 19, 2003
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d01(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

R737202.2737202.3

R737202.2737202.3
                                  SCHEDULE 13D

CUSIP No. 05348W109
-------------------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          Corning Incorporated
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          16-0393470
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)
          (b) X
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   3      SEC USE ONLY

--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          WC, OO
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)

--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          New York
--------- ---------------------------------------------------------------------
--------------------------------- -------- ------------------------------------
           NUMBER OF                 7     SOLE VOTING POWER
                                           19,474,542 shares
            SHARES                -------- ------------------------------------
                                  -------- ------------------------------------
         BENEFICIALLY                8     SHARED VOTING POWER
                                           0
           OWNED BY               -------- ------------------------------------
                                  -------- ------------------------------------
             EACH                    9     SOLE DISPOSITIVE POWER
                                           19,474,542 shares
           REPORTING              -------- ------------------------------------
                                  -------- ------------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER
                                           0
                                  -------- ------------------------------------
                                  -------- ------------------------------------
--------- ---------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          14%
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          CO
--------- ---------------------------------------------------------------------

     This Amendment No. 2 to Schedule 13D is filed by Corning Incorporated ("Corning"), a New York corporation, in connection with shares of the Common Stock, par value $.001 per share, of Avanex Corporation ("Avanex" or "Issuer"), a Delaware corporation with offices at 40919 Encyclopedia Circle, Fremont, California 94538.


Item 1. Security and Issuer.

     This Amendment No. 2 to Schedule 13D relates to shares of the Common Stock, par value $.001 per share ("Common Stock") of Avanex Corporation (the "Issuer" or "Avanex"). The Issuer's principal executive office is located at 40919 Encyclopedia Circle, Fremont, California 94538. Based upon Avanex's Form 10-Q Quarterly Report for period ended September 30, 2003, Avanex had 128,083,657 shares of Avanex Common Stock were issued and outstanding on October 28, 2003. In addition, on November 21, 2003, Avanex filed a Registration Statement on Form S-3 (File No. 333-110678) registering for resale an additional 6,915,555 shares of Avanex Common Stock issued in a private placement in November 2003. Certain capitalized terms used in this Amendment No. 2 to Schedule 13D and not defined are used with the meaning ascribed thereto in Amendment No. 1 to Schedule 13D filed by Corning on July 31, 2003 ("Amendment No. 1"). This Amendment No. 2 shows the 21,474,507 shares of Avanex Common Stock issued to Corning on the closing date under the Purchase Agreement (as described below) and also reflects the additional 35 shares of Avanex Common Stock issued to Corning as of the closing date as a result of adjustments in the number of outstanding shares of Avanex Common Stock as of the closing date under the Purchase Agreement. Finally, this Amendment No. 2 reflects the gift of 2,000,000 shares of Avanex Common Stock by Corning to The Corning Museum of Glass described below.

Item 2. Identity and Background.

     Corning is organized as a corporation under the laws of the State of New York, and its business address is One Riverfront Plaza, Corning, New York 14831. Effective December 19, 2003, Corning transferred two million shares of Avanex Common Stock as a gift to The Corning Museum of Glass (the "Museum"). The Museum is a New York not-for-profit corporation formed in 1951 pursuant to the New York State Education Law and an organization exempt from federal income taxes under
Section 503(c)(3) of the Internal Revenue Code of 1986, as amended. The Museum's business address is One Museum Way, Corning, New York 14830.

Item 5.  Interest in Securities of the Issuer

     After the gift by Corning to the Museum described in Item 2 above, Corning owns 19,474,542 shares of Avanex Common Stock, or 14% of the outstanding. While the officers and certain of the directors of the Museum are officers and/or directors of Corning, Corning disclaims beneficial ownership of the two million shares of Avanex Common Stock now held by the Museum. Those shares were acquired by the Museum subject to the Stockholders' Agreement.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Purchase Agreement and the Stockholders' Agreement, the terms of which are described in Amendment No. 1 and copies of which were filed therewith and which are incorporated herein by reference, and the Agreement Relating to Gift of Shares of the Common Stock of Avanex Corporation, dated December 16, 2003, between Corning and The Corning Museum of Glass, consented to by Avanex Corporation (a copy of which is filed herewith and incorporated by reference herein), and the transactions contemplated thereby, there are no contracts, arrangements, understandings or relationships among Corning or the Museum and its officers and directors with respect to the shares of Avanex Common Stock or, to the best knowledge of Corning, among any of Corning's executive officers and directors or the Museum's officers and directors or, to their knowledge, between any of Corning's executive officers and directors or the Museum's directors and officers and any other person, with respect to the shares of Avanex Common Stock.

Item 7. Material to Be Filed as Exhibits. The following documents filed with Amendment No. 1 are incorporated herein as exhibits to this Amendment No. 2 to Schedule 13D:

     99.1 Stock Acquisition and Asset Purchase Agreement, dated May 12, 2003, between Avanex, Corning and Alcatel which is incorporated by reference to
Exhibit 2.1 to the Avanex Corporation Form 8-K Current Report for May 12, 2003, Commission File No. 000-29175.

     99.2 Stockholders' Agreement, dated July 31, 2003, among Avanex and Corning and Alcatel.

     The following document is also filed herein:

     99.3 Agreement Relating to Gift of Shares of the Common Stock of Avanex Corporation, dated December 16, 2003, between Corning and The Corning Museum of Glass, consented to by Avanex Corporation.

Signature

     After reasonable inquiry and to the best of the undersigned's knowledge and belief I certify that the information set forth in this statement is true, complete and correct.


Dated: December 29, 2003         Corning Incorporated



                                 By:   /s/ William D. Eggers
                                 Print Name: William D. Eggers
                                 Title: Senior Vice President & General Counsel

                                                             EXHIBIT 99.3


                     Agreement Relating to Gift of Shares of
                        Common Stock of Avanex Corporation
                        -----------------------------------


     This Agreement is entered into by and between Corning Incorporated, a business corporation organized and subsisting under the laws of the State of New York (hereinafter "Corning"), and The Corning Museum of Glass, a not-for-profit corporation organized and subsisting under the laws of the State of New York (hereinafter, "CMoG").

     WHEREAS, Corning has periodically made charitable contributions to CMoG to assist CMoG in financing its charitable, social and education pursuits; and

     WHEREAS, Corning is willing to make a charitable contribution in the form of Two Million (2,000,000) shares of common stock issued by Avanex Corporation, a Delaware corporation (hereinafter, "Avanex"), to Corning in connection with the acquisition by Avanex of certain assets formerly associated with Corning's Photonic Technologies business;

     WHEREAS, at the time Corning acquired the shares of common stock of Avanex, Corning entered into a Stockholders Agreement (hereainafter, the "Stockholders Agreement") (a copy of which is attached hereto for reference purposes) with Avanex pursuant to which Corning agreed that it would not dispose, even by gift, any shares of common stock of Avanex unless the proposed disposition qualified under certain exemptions noted in the Stockholders Agreement, one which contemplated dispositions to a person or group approved in advance by Avanex's board of directors;

     WHEREAS, Corning has approached Avanex's board of directors and solicited its consent to a proposal by which Corning would transfer by gift to CMoG a portion of the shares of common stock of Avanex issued to Corning in connection with the above-referenced transaction, provided any such shares so transferred to CMoG would continue to be subject to and governed by the same obligations and other restrictions on stock transfer or sale that applies to the shares of common stock of Avanex owned by Corning; and Avanex's board of directors has approved Corning's proposal; and

     WHEREAS, CMoG is willing to accept such shares of common stock of Avanex that Corning intends to transfer to it by gift subject to the same obligations and other restrictions on stock transfer or sale that applies to the shares of common stock of Avanex owned by Corning; and

     WHEREAS, by this Agreement, Corning and CMoG intend to clearly set forth their understanding and agreement as to the shares of common stock of Avanex transferred by Corning to CMoG by gift.

     NOW, THEREFORE, in consideration of the foregoing and the covenants hereinafter contained, Corning and CMoG agree as follows:

1. Corning hereby transfer and conveys by gift to CMoG, and CMoG hereby accepts from Corning by way of quitclaim, Corning's right, title and interest up to 2,000,000 shares of common stock of Avanex (hereinafter, the "Shares") owned by Corning. The exact number will be determined by Corning in its sole discretion.

2. Corning and CMoG will work cooperatively with Avanex and its designated transfer agent to properly record the transfer of the Shares from Corning to CMoG, once the exact number is determined by Corning.

3. CMoG acknowledges that there are certain obligations and restrictions associated with the ownership of the Shares as imposed by the Stockholders Agreement and applicable securities laws to which CMoG is willing to, and hereby agrees to be, bound. Without limitation, such obligations and restrictions include the following:

     (a) Until July 31, 2006, CMoG must not (i) attempt to acquire additional securities issued by Avanex other than incidental indirect investments, if any, made by employee benefit plan-relates trusts sponsored by CMoG; (ii) propose an Avanex Transaction Proposal (as that term is defined in Section 2.1(b) of the Stockholders Agreement);
          (iii) publicly seek to exercise control or influence over the management of Avanex; (iv) solicit proxies in opposition of a recommendation or proposal of Avanex's management; (v) participate in a "group" with unaffiliated persons for the purpose of acquiring, holding or voting Avanex securities.

     (b) Until July 31, 2006, CMoG will not dispose of any of Shares to: (i) any person or group that has (i)(A) announced or commenced an unsolicited offer for any voting securities issued by Avanex, (B) publicly initiated, proposed or otherwise solicited Avanex stockholders for the approval of one or more stockholder proposals with respect to Avanex, or (C) publicly made, or in any way participated in, any solicitation of proxies (or written consents) in opposition to the recommendation or proposal of the board of directors of Avanex; or (ii) any person or group known to CMoG at the time of the disposition to be accumulating stock on behalf of or acting in concert with any person or group contemplating any of the foregoing.

     (c) For so long as Corning and CMoG together own 5% or more of the outstanding voting securities of Avanex, CMoG will (i) vote the Shares on all matters to be voted on by the holders of Avanex securities and will do so in the manner recommended by the majority of Avanex's board of directors; and (ii) be present, in person or by proxy, at all meetings of the stockholders of Avanex (or written consents solicited in lieu thereof) so that the Shares may be counted for purposes of determining the presence of a quorum at such meeting. The foregoing also applies to any written consents that may be solicited from the securities holders of Avanex by Avanex's board of directors.

     (d) Until July 28, 2004, CMoG will not dispose (by sale, gift, or otherwise) all or any portion of the Shares, subject to the following exceptions: (i) to persons approved in writing in advance by Avanex's board of directors; (ii) to an affiliate provided the affiliate agrees in writing (in form reasonably acceptable to Avanex) to hold the Shares subject to all the provisions of the Stockholders Agreement, and agrees to transfer the Shares back to CMoG if it ceases to be an affiliate of CMoG; and (iii) in response to a tender offer or exchange offer made by Avanex or recommended by Avanex's board of directors, or pursuant to a merger, consolidation or other business combination involving Avanex approved by its board of directors.

     (e) The Shares have not been registered and therefore any proposed sale until they are registered must also be compliant with the provisions of Rule 144 of the Securities Exchange Act of 1934.

     (f) The certificate or certificates representing the Shares will have the following legends placed thereon:

               THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933. SUCH SHARES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER AS TO THE AVAILABILITY OF AN EXEMPTION FROM REGISTRATION.

               THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER, INCLUDING ANY SALE, PLEDGE OR OTHER HYPOTHECATION, WHICH RESTRICTIONS ARE SET FORTH IN A STOCKHOLDERS' AGREEMENT BETWEEN THE ISSUER, CORNING INCORPORATED AND ALCATEL, A COPY OF WHICH MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS CERTIFICATE TO THE SECRETARY OF THE ISSUER AT THE ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

     (g) Prior to any proposed transfer of the Shares, CMoG shall give written notice to Avanex of its intention to effect such transfer except for a proposed transfer of Shares to be made pursuant to a registration statement. The notice to Avanex shall describe the manner and circumstances of the proposed transfer in sufficient detail, and shall be accompanied by either: (i) a written opinion of legal counsel addressed to Avanex and reasonably satisfactory to Avanex, to the effect that the proposed transfer will not require registration of the Shares under the Securities Act of 1933; or (ii) a "no action" letter from the Securities Exchange Commission (SEC) and a copy of the request letter by CMoG (together with all supplements or amendments thereto), which shall have been provided to Avanex at or prior to the time of first delivery to the SEC's staff, to the effect that the transfer of the Shares without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto.

4. Pursuant to Section 4.1(a) of the Stockholder Agreement, Avanex has covenanted to cause a portion of the shares of common stock issued by it to Corning (which would include the Shares) to be registered in order to permit Corning to sell such shares subject to the transfer restrictions noted in the Stockholders Agreement. Corning agrees that it shall, and does hereby, assign its rights under Section 4.1(a) of the Stockholders Agreement to enable CMoG to register the Shares so as to permit CMoG, if it so desires, to sell the Shares as soon as practicable following the Initial Lock-Up Period (as those terms are defined in the Stockholders Agreement). Accordingly, Corning and CMoG hereby notify Avanex, and Avanex hereby confirms receipt of such notice, that the Shares are to be registered for sale in the Initial Registration Statement. As a result, the Initial Registration Statement should cause the following number of share owned by Corning and CMoG to become registered for sale: CMoG (2,000,000 shares) and Corning (147,454 shares). Supplements or amendments that are made to the Initial Registration Statement for purposes of permitting sales in the Second Quarter, Third Quarter, and Fourth Quarter (as those terms are defined in the Stockholders Agreement) will register shares of Avanex common stock owned by Corning.

5. This letter agreement represents the entire agreement between the parties with respect to its subject matter and supersedes all prior or contemporaneous negotiations, discussions, commitments or understandings with respect thereto.

     If the foregoing is agreeable to CMoG, please so indicate by signing in the space provided below.

                                Very truly yours,

                                /S/ Mark S. Rogus

                                 Mark S. Rogus,
                                 Vice President & Treasurer
                                 Dated: December 16, 2003

Acknowledged and Agreed:

The Corning Museum of Glass

By: /S/ James B. Flaws
    --------------------
Name: James B. Flaws
Title: Treasurer
Date: December 16, 2003

Pursuant to Section 8.10 of the Stockholders Agreement, Avanex agrees to the proposed transfer by gift of the Shares by Corning to CMoG subject to the terms of this Agreement.

Avanex Corporation


By:  /S/ Anthony Florence
     ----------------------
Name:  Anthony Florence
Title: Chief Governance Officer
Dated: December 16, 2003